FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                           For the month of July, 2002


                        VOTORANTIM CELULOSE e PAPEL S.A.


                        (Votorantim Pulp and Paper Inc.)
                 (Translation of registrant's name into English)

                      Alameda Santos, 1357-8(Degree) andar
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                VOTORANTIM CELULOSE e PAPEL S.A.
                                                                (Registrant)


Date:  July 17, 2002                        By:    /s/ Valdir Roque
                                                --------------------------------
                                                Name:  Valdir Roque
                                                Title: Chief Financial Officer

                                  EXHIBIT INDEX

1. Press release, dated July 15, 2002, issued by the Company announcing its Second Quarter 2002 Earnings results.

2. Consolidated Interim Financial Information for the Three and Six-month Periods Ended June 30, 2002 and Report of Independent Accountants, dated July 15, 2002.

                                                                       Exhibit 1


                            Votorantim/Celulose e Papel
                           VCP Announces 2Q02 Earnings
                Pulp price recovery and stronger exports maintain
                   EBITDA, despite annual maintenance downtime

Sao Paulo, July 15, 2002 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE:
VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the second quarter of 2002. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons offered in this release are with respect to the second quarter of 2001, unless otherwise indicated.

"Confirming expectations market pulp prices recovered consistently during all three months of the quarter, which was coupled with falling inventories globally, driven by stronger demand throughout the world. Domestically, the Brazilian economy was impacted by turbulence from the upcoming presidential elections, which was further impacted by the current global risk aversion. This environment drove the exchange rate higher and also caused significant financial market volatility.

Overall sales volume fell 3% compared to the same quarter last year, despite a 3% growth in paper volumes, especially paper exports. However, higher paper sales were entirely offset by a 14% drop in pulp sales volume as a result of annual maintenance production downtime at each of the pulp plants, which occurred primarily in the second quarter this year. As a result, VCP's net sales revenue fell 5%, driven by the 3% lower sales volume and 2% lower average sales prices.

In the first half of 2002, net sales totaled US$309 million compared to US$344 million, with EBITDA totaling US$114 million, 23% lower than the first half of last year, with an EBITDA margin of 37% compared to 44%. Net earnings in the second quarter fell 31% to US$36 million compared to 2Q01, which was impacted not only by the annual maintenance downtimes that occurred in the second quarter, but also by increased financial expenses due to higher indebtedness and foreign exchange losses," commented Raul Calfat, Votorantim Celulose e Papel's CEO.

 "The maintenance downtime of the Jacarei pulp plant lasted 14 days compared to 10 days last year, in order for the Company to prepare for an earlier start-up of the expansion program, now expected for December of this year. We were able to cut 30 days off the project's original time line, and we are positioned to reach full production capacity within the first year of operations."


                            Main Financial Indicators

===============================================================================
(In US$ millions)                        2Q02      2Q01               2Q02/2Q01
===============================================================================
Net Operating Revenue                    156        164                    (5%)
-------------------------------------------------------------------------------
   Domestic Sales                        104        107                    (3%)
-------------------------------------------------------------------------------
   Exports                                52         56                    (7%)
-------------------------------------------------------------------------------
Operating Profit                          43         56                   (23%)
-------------------------------------------------------------------------------
Net Income                                36         52                   (31%)
-------------------------------------------------------------------------------
EBITDA                                    57         69                   (17%)
===============================================================================

                                                                           VCPA4
                                                                        [GRAPHIC
                                                       OMITTED][GRAPHIC OMITTED]


Net revenue and sales volume

Net revenue in 2Q02 was 5% lower compared to 2Q01 with 3% lower overall sales volume and 2% lower average sales price. Part of the 14% drop in pulp volume due to maintenance downtime at the two pulp plants (compared to only one in 2Q01) was offset by 3% higher paper sales volume. Compared with 1Q02 net sales revenue was 2% higher, reflecting 6% higher average prices in U.S. dollar terms, partially offset by a 4% drop in overall sales volume.

Revenues from the paper business increased to 82% of total revenues, with pulp falling to 18%, compared with 79% and 21%, respectively, in 2Q01. This can be attributed to the annual maintenance downtimes, which reduced pulp sales volume, while paper sales volume increased by 3% during the same period. In 1Q02 the revenue breakdown for paper and pulp revenues was 78% and 22%, respectively. In volume terms, paper accounted for 67% of sales and pulp for 33%.

In overall volume terms, 56% of shipments were directed to the domestic market and 44% was exported in 2Q02, versus 55% and 45%, respectively, in 2Q01.





           Net Revenues                                 Net Sales Breakdown

           [GRAPHIC OMITTED]                              [GRAPHIC OMITTED]

Pulp

Revenues from pulp sales fell 19% to US$ 28 million in 2Q02 compared to 2Q01. This can be explained by 6% lower average prices as well as a 14% decrease in sales volume. Pulp sales volume for the quarter was 73 thousand tons. In comparison with 1Q02, revenues decreased 15% on 21% lower sales volume, despite 7% higher average prices.

As observed at the end of the first quarter, the international pulp market showed signs of improvement: NORSCAN inventories, which at the end of March were
1.72 million tons, fell to 1.34 million tons at the close of June. This continued reduction in inventories, due mainly to the stronger demand, caused the eucalyptus pulp price to rise progressively from US$420 per ton in Europe during April to US$510 per ton in July 2002. With the advent of summer in the northern hemisphere, it is likely that inventories will rise due to lower demand and further price increases will be postponed until the last quarter of the year.

Domestic market - Relative to 2Q01, domestic pulp sales volume remained relatively stable; showing a slight 1% growth. However, demand growth was not as strong as in the export market because certain prices in markets such as tissue and cardboard were depressed. The average CIF price in the local market was US$ 391 per ton in 2Q02, versus US$ 423 per ton in 2Q01, a drop of 8%.

Export Market - Plant downtimes for scheduled annual maintenance reduced production volumes during the quarter, having a significant impact on market pulp availability and resulting in 18% lower exports compared to 2Q01. Despite a recovery in pulp prices, the average sales price in U.S. dollars was 5% lower than in 2Q01.




          Pulp - Net Revenue by Market                  Pulp - Volume by Market
                [GRAPHIC OMITTED]                            [GRAPHIC OMITTED]

Paper


Revenues from paper sales fell 1% in 2Q02 to US$128 million compared to 2Q01. This decline can be explained by the 4% decrease in average prices, despite 3% higher volume sold. Sales volume in the quarter totaled 146 thousand tons. In comparison with 1Q02, revenues increased 6% due to 8% higher sales volume driven mainly by the export market. A 8% increase in average export prices, mainly in uncoated papers, helped maintain total average prices in U.S. dollar terms relatively stable (1% lower) despite a 22% devaluation of the real during the period.


                Paper Products as % of Net Revenues
                        [GRAPHIC OMITTED]


Compared to 2Q01 the product mix consisted of a higher share of revenues from chemical and cut-size papers, due to higher volumes in response to the Company's commitment to more value-added products. Printing and writing papers sold in rolls and sheets accounted for a lower portion of revenues, as part of the production dedicated to these papers was shifted to higher value added papers during the period.


                Paper sales breakdown by volume
                        [GRAPHIC OMITTED]


Compared to 2Q01, paper sales volume continued to be comprised of increasingly higher value-added products. Cut size volumes grew, while volumes of printing and writing papers sold in rolls and sheets were lower. The relative growth in cut size sales was driven completely by increased export sales.

Domestic Market - Compared to 2Q01, overall sales volumes remained virtually unchanged, as volume growth was directed to export markets. Once again, we were able to raise average prices of paper in Reais, accumulating an average increase of more than 15% in the first half of 2002.

Uncoated papers: Printing and Writing papers showed a slight volume reduction, as production of this product segment was shifted to other segments. For the Copymax line (cut size), we increased prices by 8% in Reais as of April 1, 2002.

Coated Papers: Compared to 1Q02, seasonality contributed to a 15% increase in coated paper sales volume. Compared to the same period in the previous year, the Brazilian coated paper market showed an estimated 2% growth.

Chemical Paper: There was continued volume and sales revenue growth, despite of lower average prices in the domestic market. The higher exchange rate also inhibited importation of competing products.

Export market - When compared to 2Q01, sales volumes were significantly higher, as the company continued to direct much of its cut size paper to export markets. The additional paper volumes of export market came also from production and productivity increases besides a reduction in inventories. The average CIF export price per ton was US$ 756 in 2Q02, versus US$ 807 in 2Q01.



     Paper - Net Revenue by Market           Paper - Volume by Market
          [GRAPHIC OMITTED]                      [GRAPHIC OMITTED]



Pulp Cash Cost

Pulp cash cost in 2Q02 was US$ 157/ton, 4% higher than 2Q01 and 4% higher than 1Q02, mainly due to higher raw material, fuel and energy costs. In addition, the strong reduction in pulp volumes increased fixed per-unit cost.


                        Pulp Cash Cost (US$/ton)
                           [GRAPHIC OMITTED]

Operating results

Gross profit was US$ 68 million, 23% lower than in 2Q01, with a gross margin of 43% versus 48% in 2Q01 and 44% in 1Q02. The decline in the gross profit was mainly due to lower prices, as well as higher unit costs, despite an improved sales mix and the positive impact of the currency devaluation contributing, in part, to higher margins. The reduction in pulp production as a result of downtimes meant that fixed costs were diluted over a smaller production base, increasing average cost. The average unit cost for products sold increased 6% in U.S. dollar terms which was also a result of a greater portion of value added products in the sales mix, with higher volumes of paper instead of pulp. In addition, the annual wage adjustment also contributed to 7% higher local labor costs as of October 2001, and prices of certain raw material inputs, such as energy and fuel increased in Reais, also pressured by devaluation.

Selling expenses in 2Q02 remained stable compared to 2Q01. The impact of devaluation on expenses denominated in Reais was offset by an increase in freight costs. Selling expenses represented 8.9% of revenues compared to 9.1% in 1Q02, mainly due to the positive impact of devaluation on selling and marketing expenses denominated in Reais.

General and Administrative expenses represented 4.6% of revenues in 2Q02, compared to 4.7% in 2Q01 mainly due to the positive impact of currency devaluation and the reduction in non recurring expenses such as payments to outside consulting firms.

As consequence, operating profit was US$43 million, 23% lower than the US$56 million of 2Q01, and unchanged from the US$43 million of 1Q02.

EBITDA totaled US$57 million in 2Q02, US$12 million below that of 2Q01. EBITDA margin was 37% versus 42% in 2Q01. EBITDA was unchanged versus 1Q02, when the EBITDA margin was also 37%. It is important to mention that, in U.S. GAAP, both EBITDA and operating profit in 2Q02 were negatively impacted by US$4 million corresponding mainly to the non cash write off of obsolete equipment from Jacarei plant due to the pulp expansion project.

-------------------------------------------------------------------------------
    IMPACT OF EXTRAORDINARY                                               2Q02/
      ITEMS ON EBITDA                          2Q02         2Q01          2Q01,%
-------------------------------------------------------------------------------
 EBITDA (US$ Million)                           57           69           (17%)
-------------------------------------------------------------------------------
As a % of Net Revenue                           37%          42%          (12%)
-------------------------------------------------------------------------------
  (+) Allowance for general contingencies        1            0            -
  (+) Write-off of Jacarei plant                 3            0            -

-------------------------------------------------------------------------------
ADJUSTED EBITDA (US$ Million)                   61            69          (12%)
-------------------------------------------------------------------------------
As a % of Net Revenue                           39%           42%          (7%)
-------------------------------------------------------------------------------

Financial result

The Company's net indebtedness was US$ 551 million on June 30, 2002 and US$485 million on March 31, 2002. The higher net indebtedness at the close of 2Q02 compared to 1Q02 was mainly to finance capital expenditures during the period besides the payment of year 2001 dividends.

The financial expenses corresponding to this net debt position were partially offset by financial arbitrage. In 2Q02 the Company's financial income surpassed financial expenses in US$ 2 million, compared to a net financial gain of US$ 7 million in 2Q01, when the Company had a net debt position of US$ 25 million on June 30, 2001.

When compared to 2Q01, the US$3 million increase in financial income results mainly from higher invested cash and cash equivalents from short term export trade financing. The US$8 million increase in financial expense is a result of a higher level of indebtedness (from US$25 million at the end of 2Q01 to US$ 551 million at the end of 2Q02), partially offset by lower interest rates of existing loans.

As the close of 2Q02, gross debt increased from US$1,078 million to US$1,107 million. This change is due to new short and long term debt obligations assumed by the Company, among which were: new BNDES financing of US$ 35 million and a US$ 4.8 million import financing.

Foreign exchange losses, net

In order to avoid any foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy. The recognized value of these instruments is subject to gains or losses attributable to the difference between their interest rate and the prevailing market rate of the U.S. dollar coupon at the end of the period, which fluctuates depending on the sovereign risk, among other factors. The adjusted amount is derived from this difference is the so called "fair value."

In 2Q02, the net foreign exchange result, including fair value, was a loss of US$5 million against a foreign exchange gain of US$4 million in 2Q01. This variation is mainly explained by the fair value adjustment and the increase in foreign exchange losses. Even related to 1Q02, there is a US$11 million swing which reflects the higher sovereign risk along the period. Again, it is important to mention that this adjustment in accordance with FASB 133 does not impact the cash flow as it is just an accounting procedure.

--------------------------------------------------------------------------------
 AMORTIZATION       2002   2003    2004   2005    2006    2007     2008     2009

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (US$ million)      213    188     261    332       64     19       19       11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   DEBT OBLIGATIONS         COST         03/31/2002      06/30/2002   % of total
   (US$ million)         % per annum
--------------------------------------------------------------------------------
 - SHORT TERM                               462             266             24%
    Real denominated      TJLP + 3.0%        20              15              1%
    Dollar denominated     US$ + 4.9%       442             251             23%
--------------------------------------------------------------------------------
 - LONG TERM                                 616            841             76%
     Real denominated      TJLP + 3.0%        89            110             10%
     Dollar denominated     US$ + 4.9%       527            731             66%
--------------------------------------------------------------------------------
TOTAL DEBT                                 1,078          1,107            100%
--------------------------------------------------------------------------------
(-) CASH POSITION                           (593)          (556)            50%
--------------------------------------------------------------------------------
NET DEBT                                     485            551             50%
--------------------------------------------------------------------------------


Income Tax

Effective income tax in 2Q02 was significantly higher compared to 2Q01, due mainly to the devaluation of the Real, which increased monetary variations on foreign currency denominated assets, such as our hedge transactions and swaps. We have recognized the higher effective income tax although this is an accounting provision and will be at normal levels at year end. When comparing the period of six months ended on June 30, 2001 and 2002, the increase was only from 22.5% to 23.0%, respectively.

Net Income

Net income in 2Q02 was US$36 million, 31% lower than the US$52 million of 2Q01, and 19% lower than the US$44 million in 1Q02.

Capital expenditures

The company invested a total of US$104 million in 2Q02, of which US$75 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacarei) and US$11 million in forestry (planting and managing forests).

--------------------------------------------------------------------------------
    INVESTMENTS                     PORTION COMPLETED           PLANNED FOR 2002
   (US$ million)                    THROUGH 06/30/2002
--------------------------------------------------------------------------------
Pulp Expansion Project (P.2000)            146                        295
--------------------------------------------------------------------------------
Modernization                               12                         38
--------------------------------------------------------------------------------
Forestry Activities                         17                         39
--------------------------------------------------------------------------------
Maintenance, T.I., others                    9                         63
--------------------------------------------------------------------------------
TOTAL                                      184                        435
-------------------------------------------------------------------------- -----

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacarei totaled US$414 million (total amount contracted with or without disbursement) as of June 30, 2002, out of a total estimated project budget of US$ 550 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains with its modern industrial plants, self-sufficiency in wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

The 530 thousand ton-per-year pulp capacity expansion project under way is a very attractive investment not only in terms of return, but will also make VCP one of the world's most modern pulp producers. When the project is finished, the oldest pulp line at the Jacarei plant will date from 1997. The project, budgeted at US$ 550 million, represents an investment of US$ 1,000 per ton, which will significantly boost the Company's return on investment. Jacarei will be able to produce 1 million tons per year of pulp, making it one of the largest, most modern and competitive plants in the world.

The required annual downtime for maintenance of the Jacarei plant, which was the main reason for the reduction in our market pulp exports in the quarter, was extended to 14 days, but it also permitted us to expect an anticipation for the start-up of our new pulp line to December 2002. Furthermore, according to internationally renowned institutions that project future prices and inventories for pulp, the start-up of this mill will coincide with an opportune moment in the commodity's cycle, which could contribute even further to the returns on this investment.

The markets have shown signs of improvement, with pulp prices reaching levels close to historical averages. The perpetuation of this recovery will depend upon the demand in the global economy, as well as additional consolidation and production discipline among the major pulp producers. Domestically, the volatility of the exchange rate is favorable to volumes and revenues from export markets, without affecting financial expenses due to our adequate hedging policy for foreign currency exposure.

Capital markets

The Sao Paulo Stock Exchange Index (Ibovespa) fell 16.0% in 2Q02 and 18% during the first half of 2002, during which the price of VCP's preferred shares increased 23.5%, and 31.7% in Reais, respectively. In 2Q02, there were 4,603 transactions, involving 1.63 billion preferred VCP shares, 13% lower than in 1Q02. Daily average trading volume in 2Q02 was R$ 2.52 million, 31% higher than in 1Q02.

During the second quarter of 2002, VCP's shares were traded on 100% of Bovespa sessions, and represented 38% of all transaction volume involving the Brazilian pulp and paper industry.

The share price of VCP's Level III ADRs, which are traded on the NYSE, rose by 0.9% in 2Q02, compared to a 1.5% decline in the Standard & Poor's 500 Paper and Forest Products Index and a 11.2% decline in the Dow Jones Industrial Average. The average number of ADRs traded during 2Q02 on the NYSE was 61,200 ADRs/day, with a daily average of US$ 1.18 million.


                              VCP versus IBOVESPA

                                [GRAPHIC OMITTED]

                  ADR versus Dow Jones and S&P 500 Paper Index

                                [GRAPHIC OMITTED]




VCP's earnings per share in 2Q02 were US$ 0.47 per ADR.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net income reported according to this criterion in 2Q02 was 34 million in Reais. Attachment IX shows a reconciliation of net income from Brazilian GAAP to US GAAP.


--------------------------------------------------------------------------------
Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.
 -------------------------------------------------------------------------------


                                      # # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

                                  Attachment I


Votorantim/Celulose e Papel

Net Operating Revenue Variation
2nd QTR 2002 X 2nd QTR 2001



-----------------------------------------------------------------------------------------------------------------------------------
                                                                             US GAAP
                           --------------------------------------------------------------------------------------------------------
PRODUCTS                                 Tons                            Net Revenue - US$                     Variation %
                           --------------------------------------------------------------------------------------------------------
                              2Q 2002   2Q 2001   Variation     2Q 2002   2Q 2001   Variation       Tons   Revenue   Average Price

Paper
  Domestic Sales
    Printing & Writing        39,641     40,433      (792)      29,203    29,410       (207)         (2.0)    (0.7)        1.3
    Cut Size                  13,834     14,385      (551)      10,087    11,164     (1,077)         (3.8)    (9.6)       (6.1)
    Carbonless/Thermal        13,325     12,744       581       21,505    20,810        695           4.6      3.3        (1.2)
    Coated                    29,484     30,784    (1,300)      26,811    28,502     (1,691)         (4.2)    (5.9)       (1.8)
    Other Specialties          8,140      6,412     1,728        9,236     9,796       (560)         26.9     (5.7)      (25.7)
    Total                    104,426    104,758      (332)      96,842    99,682     (2,840)         (.03)    (2.8)       (2.5)

  Export Market
    Printing & Writing         8,209     15,792    (7,583)       5,862    12,247     (6,385)        (48.0)   (52.1)       (7.9)
    Cut Size                  32,070     20,087    11,983       24,202    16,459      7,743          59.7     47.0        (7.9)
    Carbonless/Thermal           438        204       234          660       279        381           -        -            -
    Coated                       536        739      (303)         386       730       (344)        (41.0)   (47.1)       (10.4)
    Total                     41,153     36,822     4,331       31,110    29,715      1,395          11.8      4.7         (6.3)
    Total Paper              145,579    141,580     3,999      127,952   129,397     (1,445)          2.8     (1.1)        (3.8)

Pulp
  Domestic Sales              18,519     18,336       183        7,245     7,750       (505)          1.0     (6.5)        (7.4)
  Export Market               54,043     65,859   (11,816)      20,732    26,638     (5,906)        (17.9)   (22.2)        (5.2)
    Total                     72,562     84,195   (11,633)      27,977    34,388     (6,411)        (13.8)   (18.6)        (5.6)

Total Domestic Sales         122,945    123,094      (149)     104,087   107,432     (3,345)         (0.1)    (3.1)        (3.0)
Total Export Market           95,196    102,681    (7,485)      51,842    56,353     (4,511)         (7.3)    (8.0)        (0.8)

TOTAL                        218,141    225,775    (7,634)     155,929   163,785     (7,856)         (3.4)    (4.8)        (1.5)
-----------------------------------------------------------------------------------------------------------------------------------


                                  Attachment II


Votorantim/Celulose e Papel

Net Operating Revenue Variation
2nd QTR 2002 X 1nd QTR 2002



-----------------------------------------------------------------------------------------------------------------------------------
                                                                             US GAAP
                           --------------------------------------------------------------------------------------------------------
PRODUCTS                                 Tons                            Net Revenue - US$                     Variation %
                           --------------------------------------------------------------------------------------------------------
                              2Q 2002   1Q 2002   Variation     2Q 2002   1Q 2002   Variation       Tons   Revenue   Average Price

Paper
  Domestic Sales
    Printing & Writing        39,641     40,718    (1,077)      29,203    30,649     (1,446)         (2.6)    (4.7)        (2.1)
    Cut Size                  13,834     16,627    (2,793)      10,087    11,848     (1,761)        (16.8)   (14.9)         2.3
    Carbonless/Thermal        13,325     12,697       628       21,505    21,523        (18)          4.9     (0.1)        (4.8)
    Coated                    29,484     25,644     3,840       26,811    24,569      2,242          15.0      9.1         (5.1)
    Other Specialties          8,140      7,235       905        9,236     9,375       (139)         12.5     (1.5)       (12.4)
    Total                    104,426    102,921     1,505       96,842    97,964     (1,122)          1.5     (1.1)        (2.6)

  Export Market
    Printing & Writing         8,209      9,432    (1,233)       5,862     5,776         86        (13.0)     1.5          16.6
    Cut Size                  32,070     21,735    10,336       24,202    15,580      8,622         47.6     55.3           5.3
    Carbonless/Thermal           438        523       (85)         660       691        (31)       (16.3)    (4.5)         14.0
    Coated                       436        249       187          386       229        157         75.1     68.6          (3.7)
    Total                     41,153     31,938     9,215       31,110    22,276      8,834         28.9     39.7           8.4
    Total Paper              145,579    134,859    10,720      127,952   120,240      7,712          7.9      6.4          (1.4)

Pulp
  Domestic Sales              18,519     22,494    (3,975)       7,245     8,825     (1,580)        (17.7)   (17.9)        (0.3)
  Export Market               54,043     68,899   (14,856)      20,732    24,239     (3,507)        (21.6)   (14.5)         9.0
    Total                     72,562     91,393   (18,831)      27,977    33,064     (5,087)        (20.6)   (15.4)         6.6

Total Domestic Sales         122,945    125,415    (2,470)     104,087   106,789     (2,702)         (2.0)    (2.5)        (0.6)
Total Export Market           95,196    100,837    (5,641)      51,842    46,515      5,327          (5.6)    11.5)        18.1

TOTAL                        218,141    226,252    (8,111)     155,929   153,304      2,625          (3.6)     1.7          5.5
-----------------------------------------------------------------------------------------------------------------------------------


                                 Attachment III

                        VOTORANTIM CELULOSE E PAPEL S.A.
                           CONSOLIDATED BALANCE SHEET
                       (USGAAP - in million U.S. dollars)



Assets                                  Jun 30, 2002            Mar 31, 2002
--------------------------------------------------------------------------------
Current Assets                                  441                     507
--------------------------------------------------------------------------------
Cash and Cash Equivalents                       110                     171
Held-to-maturity investments                     80                      87
Unrealized gains from foreign currency
 and interest rate swaps                          0                       0
Trade Accounts Receivable                       158                     166
Inventories                                      55                      64
Deferred Income Tax                              18                       3
Other                                            20                      16
--------------------------------------------------------------------------------
Property, Plant and Equipment - Net           1,018                   1,160
--------------------------------------------------------------------------------
Investment in Affiliates                        211                     214
--------------------------------------------------------------------------------
Goodwill and other intangible assets            155                     155
--------------------------------------------------------------------------------

Other Assets                                    399                     363
--------------------------------------------------------------------------------
Held-to-maturity investments                    296                     287
Unrealized gains from foreign currency
  and interest rate swaps                        71                      48
Other                                            32                      28
--------------------------------------------------------------------------------
Total Assets                                  2,224                   2,399
--------------------------------------------------------------------------------

Liabilities and shareholders' equity          Jun 30, 2002         Mar 31, 2002
--------------------------------------------------------------------------------
Current liabilities                             348                     578
Trade payables                                   51                      46
Short-term debt                                  89                      74
Current portion of long-term debt               177                     388
Payroll and related charges                      10                      10
Income Tax                                        7                       7
Dividends payable                                 0                      40
Other                                            14                      13
--------------------------------------------------------------------------------
Long-term liabilities                           903                     667
--------------------------------------------------------------------------------
Long-term debt, less current portion            841                     616
Deferred income tax                              50                      39
Accrued liabilities, legal proceedings and other 12                      12
--------------------------------------------------------------------------------
Shareholders' equity                            973                   1,154
--------------------------------------------------------------------------------
Preferred share,  no par
 value, 56,000,000,000 shares                   553                     553
Common share, no par
 value, 28,000,000,000 shares                   767                     767
Additional paid in capital                       24                      24
Treasury stock, at cost, 163,900,000
 in shares in March, 2002 and
 144,300,000 shares in June, 2002                (4)                     (4)
Appropriated retained earnings                   27                      27
Unappropriated retained earnings                598                     562
Accumulated other comprehensive loss           (992)                   (775)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity    2,224                   2,399

                                  Attachment IV


                        VOTORANTIM CELULOSE E PAPEL S.A.
                        CONSOLIDATED STATEMENT OF INCOME
                       (US GAAP - in million U.S. dollars)




                                      -----------------------------------------------------------------
                                       2nd Q/2002     2nd Q/2001   Six Months, 2002   Six Months, 2001
-------------------------------------------------------------------------------------------------------
                                       US$     %        US$     %       US$    %         US$      %
-------------------------------------------------------------------------------------------------------
Net operating revenue                  156   100.0     164   100.0      309   100.0      344    100.0
-------------------------------------------------------------------------------------------------------
Domestic sales                         104    66.8     108    65.6      211    68.1      219     63.8
Export sales                            52    33.2      56    34.4       98    31.9      125     36.2
-------------------------------------------------------------------------------------------------------
Operating cost and expense            (113)  (72.6)   (108)  (65.6)    (224)  (72.5)    (222)   (64.5)
-------------------------------------------------------------------------------------------------------
Cost of sales                          (88)  (56.6)    (86)  (52.2)    (174)  (56.2)    (177)   (51.4)
Selling and marketing                  (14)   (8.9)    (14)   (8.5)     (28)   (9.0)     (29)    (8.4)
General and administrative              (7)   (4.6)     (8)   (4.7)     (14)   (4.5)     (15)    (4.4)
Other operating expenses (income), net  (4)   (2.4)     (0)   (0.2)      (8)   (2.7)      (1)    (0.3)
-------------------------------------------------------------------------------------------------------
Operating profit                        43    27.4      56    34.4       85    27.5      122     35.5
-------------------------------------------------------------------------------------------------------
Non-operating income (expense)          (2)   (1.3)     11     6.7       13     4.1        4      1.2
-------------------------------------------------------------------------------------------------------
Financial income                        21    13.7      18    11.0       43    13.9       37     10.8
Financial expense                      (19)  (12.2)    (11)   (6.7)     (32)  (10.4)     (22)    (6.3)
Fair Value - Fasb 133                   (3)   (1.9)     (0)    0.0        4     1.4       (7)    (2.1)
Foreign exchange gain (losses), net     (1)   (0.6)      4     2.4        2    (0.5)      (4)    (1.2)
-------------------------------------------------------------------------------------------------------
Income before taxes and equity
  loss of investees                     41    26.1      67    41.1       98    31.7      126     36.8
-------------------------------------------------------------------------------------------------------
Income tax expense                     (10)   (6.5)    (15)   (9.2)     (22)   (7.2)     (29)    (8.5)
-------------------------------------------------------------------------------------------------------
Income before equity loss of investees  31    19.6      52    31.9       76    24.5       97     28.2
-------------------------------------------------------------------------------------------------------
Equity loss investees                    5     3.5      (0)   (0.2)       4     1.4       (0)    (0.0)
-------------------------------------------------------------------------------------------------------
Cumulative effect of
 accounting change, net of Tax           -               -                -     0.0       10
-------------------------------------------------------------------------------------------------------
Net income                              36    23.0      52    31.7       80    25.9      107     31.1
-------------------------------------------------------------------------------------------------------
EBITDA*                                 57    36.5      69    42.2      114    36.7      149     43.5
-------------------------------------------------------------------------------------------------------
Depreciation and Depletion              14     9.0      13     7.8       28     9.2       27      7.9
-------------------------------------------------------------------------------------------------------
* EBITDA means earnings before interest, tax, depreciation and amortization


Basic earnings per 500 shares
 - in U.S. dollars
Preferred                             0.50            0.72             1.10             1.48
Common                                0.45            0.65             1.00             1.34

Total Shares                          0.94            0.67             2.10             1.40

Basic earnings per 1000 shares
 - in U.S. dollars
Preferred                             0.99            1.44             2.21             2.96
Common                                0.90            1.31             2.01             2.69

Total Shares                                          1.33                              2.79


                                  Attachment V



Votorantim Celulose e Papel S.A.
Condensed Consolidated Statements of Cash Flow
Expressed in million of U.S. dollars

Cash flows from operating activities

                                                    Six Months Ended June 30,
                                                       2002            2001
Cash flows from operating activities                ----------------------------
Net Income                                              80              107
Adjustments to reconcile net income to cash provide to operating activities:

   Foreign exchange losses, net                         (2)              11
   Equity income or loss of investees, less dividends    5               (0)
   Deferred income tax                                   9                4
   Depreciation and depletion                           28               27
  Cumulative effect of accounting change                                (10)
   Disposal of property, plant and equipment             8                2

  Changes in operating assets and liabilities:
   Trade accounts receivable                            16               (19)
   Inventories                                          (5)               (7)
   Other assets                                        (24)                2
   Liabilities                                          (3)                9
                                                     ---------------------------
  Net cash provided by operating activities              112               126
                                                     ---------------------------

  Cash flows from investing activities

  Held-to-maturity
   Purchases                                           (15)              (22)
   Sales                                                                   4
  Acquisition of PP&E                                 (184)             (121)
  Proceeds from disposals of property,
   plant and equipment                                                    -
  Proceeds from sale of investee                                          -
  Loans to related parties                                                -
                                                   -----------------------------
  Net cash used in investment activities               (199)            (139)
                                                   -----------------------------

  Cash flows from financing activities

  Short-term debt                                          3               20
  Long-term debt
   Issuances                                             857               28
   Repayments                                          (774)            (142)
  Reserves Capital                                                        -
  Sales of treasury shares                                2               -
  Dividends paid                                        (34)             (37)
                                                   -----------------------------
  Net cash used in financing activities                  54             (131)
  Effect of exchange rate changes on cash
   and cash equivalents                                 (29)             (68)
                                                   -----------------------------
  Net increase (decrease) in cash and
   cash equivalents                                    (62)              (212)
  Cash and cash equivalent at beginning of period      172                489
                                                   -----------------------------
  Cash and cash equivalent at end of period            110                277
                                                   -----------------------------

                                         Attachment VI



                           Consolidated Balance Sheet

    Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais



----------------------------------------------------------------------------------------------------------------------------------
Assets                            June 30, 2002  Mar 31, 2002  LIABILITIES AND SHAREHOLDERS' EQUITY   Jun 30, 2002    Mar 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
Current assets:                                                Current liabilities:
 Cash                                    65            31       Trade accounts payable                        145            108
 Financial investments                  475           567       Loans                                         503            901
 Unrealized gains from swap contracts    -              2       Income and Social Contribution Taxes           27             26
 Trade accounts receivable              200           216       Payroll and related changes                    28             21
 Inventories                            159           152       Dividends                                       0             92
 Other                                   57            62       Other                                          34             26

Total current assets                    956         1,031       Total current liabilities                     737          1,174

Noncurrent assets:                                              Noncurrent liabilities:
 Financial investments                  841           668       Loans                                       2,391          1,430
 Unrealized gains from swap contracts   166            68       Deferred income and social contrib. taxes     134             89
 Deferred income and social                                     Provision for tax, legal proceedings
  contribution taxes                     55            20          and other                                   33             27
 Recoverable taxes                       42            26
 Loans to related parties
 Other                                   47            35       Total noncurrent liabilities                2,557          1,546
Total noncurrent assets               1,151           817

Permanent assets:                                               Shareholders' equity
 Investments:                         1,099           953        Capital                                    1,702          1,702
 Subsidiaries                                                    Capital reserve                               50             49
 Other                                                           Revaluation reserves                          40             41
                                                                Stocks at Treasury                             -8              0
 Property, plant and equipment        2,692         2,478        Retained Earnings                            940             96
 Deferred change                        120           129
Total permanent assets                3,911         3,560       Total sharehoders' equity                   2,724          2,688
----------------------------------------------------------------------------------------------------------------------------------
Total assets                          6,018         5,408       Total liabilities and shareholders' equity  6,018          5,408
----------------------------------------------------------------------------------------------------------------------------------


                                                                        17


                                 Attachment VII



                        Consolidated Statements of Income
    Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais



-------------------------------------------------------------------------------------------------------------------------
                                      2nd Quarter/2002     2nd Quarter/2001     Six Months, 2002     Six Months, 2001
                                      -----------------------------------------------------------------------------------
                                         R$     %             R$       %              R$     %            R$       %
-------------------------------------------------------------------------------------------------------------------------

Net Operating Revue                     398     100.0         378    100.0            772   100.0         745     100.0
  Domestic Sales                        268      67.4         250     66.1            531    68.8         479      64.3
  Export Sales                          130      32.6         128     33.9            241    31.2         266      35.7
Cost of Sales                          (231)    (58.1)       (205)   (54.2)          (443)  (57.5)       (393)    (52.8)
-------------------------------------------------------------------------------------------------------------------------
Gross Profit                            167      41.9         173     45.8            328    42.5         352      47.2
-------------------------------------------------------------------------------------------------------------------------
Selling and Marketing                  (35)      (8.7)        (32)    (8.5)           (68)   (8.8)        (63)     (8.4)
General and Administrative             (19)      (4.8)        (18)    (4.8)           (36)   (4.7)        (34)     (4.5)
Financial                                6        1.4           8      2.1              8     1.1          11       1.5
Equity                                 (38)      (9.5)          -       -             (35)   (9.3)          -        -
Other Operating Income (Expense)        (0)      (0.0)          -       -              (0)   (0.0)          -        -
-------------------------------------------------------------------------------------------------------------------------
Operating Income                        81       20.4         131     34.7            198    25.6         266       35.7
-------------------------------------------------------------------------------------------------------------------------
Nonoperating results, net              (17)      (4.4)         (9)    (2.4)           (35)   (4.5)        (18)      (2.5)
-------------------------------------------------------------------------------------------------------------------------
Income before income and
  social contrib. taxes                 64       16.0         122     32.3            163    21.1         248       33.3
-------------------------------------------------------------------------------------------------------------------------
Income and social contrib. taxes       (28)      (7.0)        (24)    (6.3)           (45)   (5.8)        (55)      (7.3)
-------------------------------------------------------------------------------------------------------------------------
Income before statutory participation
  of employees                          36        9.0          98     25.9            118    15.3         193       25.9
-------------------------------------------------------------------------------------------------------------------------
Statutory participation of employees    (2)      (0.5)         (2)    (0.5)            (5)   (1.3)         (4)      (0.5)
Reversal of interest on own capital      -          -                    -                      -         189       25.4
-------------------------------------------------------------------------------------------------------------------------
Net Income                              34        8.5          96     25.4             113   14.6         189       25.4
-------------------------------------------------------------------------------------------------------------------------
Income (loss) per 1,000
  share lot (in R$)                   0.89                   2.53                     2.97               4.96
-------------------------------------------------------------------------------------------------------------------------
EBITDA*                                157       39.5         160     42.4             311   40.3         329       44.2
-------------------------------------------------------------------------------------------------------------------------
Deprreciation and Amortization          46       11.5          39     10.4              91   11.8          78       10.5
-------------------------------------------------------------------------------------------------------------------------


* EBITDA means earnings before interest, tax, depreciation and amortization
Note: The EBITDA was calculated in the same criteria of international concept

                                 Attachment VIII

Consolidated Statements of Income - Free Translation
Expressed in millions of Brazilian Reais

                                           -------------------------------------
                                            2nd Q/02     2nd Q/01     1st Q/02
--------------------------------------------------------------------------------
Cash flows from operating activities

Net Iincome                                      34           96         44

Adjustments to reconcile net inocme to
  cash provided by operating activities:        190          121         18

Changes in  operating assets and liabilities    (48)         (53)        (6)

Net cash provided by operating activities       176          164         56

Net cash (used in) provided by
  investing activities                         (453)        (202)        (87)

Net cash used in financing activities           219         (194)        30

Net increase (decrease) in cash and
 cash equivalents                              (58)         (232)         (1)

Cash and cash equivalents at
 beginning of year                             598           926         172

Cash and cash equivalents at end of year       540           694         171
--------------------------------------------------------------------------------

                                   Attachment IX

        NET INCOME CONCILIATION
        Brazilian GAAP to US GAAP
           (in US$ million)


--------------------------------------------------------------------------------------------------------------------
                                               2nd Qtr 02      2nd Qtr 01    Six Months,2002       Six Months,2001
                                              ----------------------------------------------------------------------
                                                 R$   US$        R$   US$        R$     US$         R$       US$
Net Income as per Brazilian GAAP                 34     12       96    39       114     40          189      82
--------------------------------------------------------------------------------------------------------------------
Difference in property, plant and equipment              3              5                9                    9
  Depreciation, depletion and amortization               3              4                9                    9
  Write-off                                              0              1                0                    0

Amortization of capitalized interest                    (0)            (0)              (1)                   (1)

Start up costs                                           0              -               (1)                   (1)

Capitalized Interest                                    (2)             1               (0)                   (3)

Amortization of good will in Celpav                      2              4                6                     8

Equity income (loss) investees                          19                              17                     0

Fair Value - FASB 133 - Derivative                      (2)             3                3                     5

Income Tax                                              (4)            (3)              (6)                   (6)

Other adjustments (include transportation effects)       8              3               13                     8
--------------------------------------------------------------------------------------------------------------------
Net Incoe as per USGAAP                                36             52               80                   107
--------------------------------------------------------------------------------------------------------------------


Net income as per Brazilion GAAP and the reconciling items were translated into U.S. dollar at June 30,2001 and 2002 and period average exchange rates.

                                                                       Exhibit 2


Votorantim Celulose e Papel S.A.
Consolidated Interim Financial Information
For the Three and Six-month Periods
Ended June 30, 2002 and 2001
and Report of Independent Accountants



Index to Consolidated Interim Financial Statements                        Page
                                                                         -------

Report of Independent Accountants                                          F - 2
Condensed Consolidated Interim Balance Sheet                               F - 4
Condensed Consolidated Interim Statement of Income                         F - 6
Condensed Consolidated Interim Statement of Cash Flows                     F - 8
Condensed Interim Statement of Changes in Shareholders' Equity             F - 9
Notes to the Condensed Consolidated Interim Financial Statements

Report of Independent Accountants


July 15, 2002

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.


1 We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. (the "Company") and its subsidiaries as of June 30, 2002, and the related condensed consolidated statements of income and of cash flows for the periods of three and six months then ended. This financial information is the responsibility of the Company's management.

2 We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3 Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.

July 15, 2002
Votorantim Celulose e Papel S.A.


4 The audit of the consolidated financial statements as of December 31, 2001, prepared in accordance with U.S. generally accepted accounting standards, was conducted by other accountants, who issued an unqualified opinion thereon dated January 28, 2002. These same accountants performed a review of the consolidated financial information as of June 30, 2001, and issued an unqualified report thereon dated July 15, 2001.



     PricewaterhouseCoopers
     Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheet
Expressed in millions of United States dollars, except number of shares
--------------------------------------------------------------------------------




                                                       June 30,     December 31,
Assets                                                     2002             2001
                                                     ----------     ------------
                                                     (Unaudited)

Current assets
    Cash and cash equivalents                               110              172
    Held-to-maturity investments                             80               87
    Trade accounts receivable, net                          158              171
    Inventories                                              55               60
    Deferred income tax                                      18                3
    Other                                                    20               15
                                                      ---------       ----------

                                                            441              508
                                                      ---------       ----------

Investment in affiliates                                    211              216
Goodwill and other intangible assets                        155              155
Property, plant and equipment, net                        1,018            1,100

Other assets
    Held-to-maturity investments                            296              277
    Unrealized gains from foreign currency
        and interest rate swaps                              71               41
    Other                                                    32               24
                                                      ---------       ----------

                                                            399              342
                                                      ---------       ----------

Total assets                                              2,224            2,321
                                                      =========       ==========

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheet
Expressed in millions of United States dollars,
except number of shares                                              (continued)
--------------------------------------------------------------------------------

                                                                June 30,    December 31,
Liabilities and shareholders' equity                                2002            2001
                                                            ------------    ------------
                                                              (Unaudited)
Current liabilities
    Trade payables                                                    51              57
    Short-term debt                                                   89              69
    Current portion of long-term debt                                177             389
    Payroll, profit sharing and related charges                       10              12
    Income taxes                                                       7               3
    Dividends declared and payable                                                    40
    Other                                                             14              14
                                                             -----------    ------------

                                                                     348             584
                                                             -----------    ------------

Long-term liabilities
    Long-term debt                                                   841             584
    Deferred income tax                                               50              34
    Accrued liabilities for legal proceedings                         12              12
                                                             -----------    ------------

                                                                     903             630
                                                             -----------    ------------

Commitments and contingencies (Note 12)

Shareholders' equity
    Preferred shares, no par value, 56,000,000,000 shares
      authorized, 17,182,209,232 shares issued                       553             553
    Common shares, no par value, 28,000,000,000 shares
      authorized, 21,140,490,321 shares issued                       767             767
    Additional paid in capital                                        24              23
    Treasury shares, at cost, 2002 - 163,900,000 shares;
      2001 - 235,400,000                                              (4)             (6)
    Accumulated other comprehensive deficit
      Appropriated retained earnings                                  27              27
      Unappropriated retained earnings                               598             518
      Cumulative translation adjustment                             (992)           (775)
                                                             -----------    ------------

                                                                     973           1,107
                                                             -----------    ------------

Total liabilities and shareholders' equity                         2,224           2,321
                                                             ===========    ============

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Income
(Unaudited)
Expressed in millions of United States dollars, except number of shares
--------------------------------------------------------------------------------

                                                                          Three-month period                 Six-month period
                                                                               ended June 30                    ended June 30
                                                             -------------------------------  -------------------------------

                                                                        2002            2001             2002            2001
                                                             ---------------  --------------  ---------------  --------------
Net operating revenue
    (Net of sales taxes: three months ended June 2002 -
    US$ 26, 2001 - US$ 27; six months ended
    June 2002 - US$ 52, 2001 - US$ 53)
      Domestic sales                                                     104             108              211             220
      Export sales                                                        52              56               98             124
                                                             ---------------  --------------  ---------------  --------------

                                                                         156             164              309             344
                                                             ---------------  --------------  ---------------  --------------

Operating costs and expenses
    Cost of sales                                                         88              86              174             177
    Selling and marketing                                                 14              14               28              29
    General and administrative                                             7               8               14              15
    Other operating expenses, net                                          4                                8               1
                                                             ---------------  --------------  ---------------  --------------

                                                                         113             107              224             222
                                                             ---------------  --------------  ---------------  --------------

Operating profit                                                          43              56               85             122

Non-operating income (expense)
    Financial income                                                      21              18               43              37
    Financial expense                                                    (19)            (11)             (32)            (22)
    Foreign exchange gain (loss), net                                     (4)              4                2             (11)
                                                             ---------------  --------------  ---------------  --------------

                                                                          (2)             11               13               4
                                                             ---------------  --------------  ---------------  --------------

Income before taxes on income and cumulative effect
    of accounting change and equity in affiliates                         41              67               98             126
      Income tax expense                                                 (10)            (15)             (22)            (29)
                                                             ---------------  --------------  ---------------  --------------

Income before cumulative effect of accounting
    change and equity in affiliates                                       31              52               76              97
      Equity income (loss) of investee                                     5                                4
      Cumulative effect of accounting change, net
       of tax (Note 2d)                                                                                                    10
                                                             ---------------  --------------  ---------------  --------------

Net income                                                                36              52               80             107
                                                             ===============  ==============  ===============  ==============

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Income
(Unaudited)
Expressed in millions of United States dollars,
except number of shares                                              (continued)
--------------------------------------------------------------------------------

                                                                          Three-month period                 Six-month period
                                                                               ended June 30                    ended June 30
                                                             -------------------------------  -------------------------------

                                                                        2002            2001             2002            2001
                                                             ---------------  --------------  ---------------  --------------
Net income applicable to preferred stock                                  17              24               39              50
Net income applicable to common stock                                     19              28               41              57
                                                             ---------------  --------------  ---------------  --------------

Net income                                                                36              52               80             107
                                                             ===============  ==============  ===============  ==============

Basic earnings per 500 shares - in U.S. dollars
    Preferred                                                           0.50            0.72             1.11            1.48
    Common                                                              0.45            0.65             1.01            1.34

Basic earnings per 1000 shares - in U.S. dollars
    Preferred                                                           0.99            1.44             2.21            2.96
    Common                                                              0.90            1.31             2.01            2.69

Weighted average number of shares outstanding (thousand)
    Preferred                                                     17,006,687      16,946,809       17,006,687      16,946,809
    Common                                                        21,140,490      21,140,490       21,140,490      21,140,490


The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Cash Flow
(Unaudited)
Expressed in millions of United States dollars, except number of shares
--------------------------------------------------------------------------------

                                                                          Three-month period                 Six-month period
                                                                               ended June 30                    ended June 30
                                                             -------------------------------  -------------------------------

                                                                        2002            2001             2002            2001
                                                             ---------------  --------------  ---------------  --------------
Cash flows from operating activities
  Net income                                                              36              52               80             107
  Adjustments to reconcile net income to cash provided by
    Unrealized foreign exchange (gains) losses, net                        4              (4)              (2)             11
    Equity  gain of investees, net of dividends                            4                                5
    Deferred income tax                                                    4               6                9               4
    Amortization, depreciation and depletion                              14              12               28              27
    Cumulative effect of accounting change                                                                                (10)
    Loss on disposal of property, plant and equipment                      4                                8               2
    (Increase) decrease  in assets and liabilities
      Trade accounts receivable                                            7             (29)              16             (19)
      Inventories                                                         (3)              2               (5)             (7)
      Other assets                                                       (19)              1              (24)              2
      Liabilities                                                          5              (2)              (3)              9
                                                             ---------------  --------------  ---------------  --------------

Net cash provided by operating activities                                 56              38              112             126
                                                             ---------------  --------------  ---------------  --------------

Cash flows from investing activities
  Purchases of held-to-maturity investments                               (8)            (18)             (15)            (18)
  Acquisition of property, plant and equipment                          (104)            (63)            (184)           (121)
                                                             ---------------  --------------  ---------------  --------------

Net cash used in investing activities                                   (112)            (81)            (199)           (139)
                                                             ---------------  --------------  ---------------  --------------

Cash flows from financing activities
  Short-term debt                                                          2              16                3              20
  Long-term debt
    Issuances                                                            479              20              857              28
    Repayments                                                          (422)            (63)            (774)           (142)
  Sales of treasury shares                                                (1)                               2
  Dividends paid                                                         (34)            (37)             (34)            (37)
                                                             ---------------  --------------  ---------------  --------------

Net cash provided by (used in) financing activities                       24             (64)              54            (131)
                                                             ---------------  --------------  ---------------  --------------

Effect of exchange rate changes on cash and cash
  equivalents                                                           (29)             (26)             (29)            (68)
                                                             ---------------  --------------  ---------------  --------------

Net decrease in cash and cash equivalents                                (61)           (133)             (62)           (212)
                                                             ---------------  --------------  ---------------  --------------

Cash and cash equivalents at beginning of period                         171             410              172             489
                                                             ---------------  --------------  ---------------  --------------

Cash and cash equivalents at end of period                               110             277              110             277
                                                             ===============  ==============  ===============  ==============

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

1    Our Business

     Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

     We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.


2    Condensed Accounting Policies

(a)  Basis of presentation and translation

     Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

     Our balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to our consolidated financial statements the year ended December 31, 2001.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

     In preparing consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting period. Such estimates include the selection of useful lives of property, plant and equipment, provisions for contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results for future periods could differ from those estimates.

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 3), our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") and, as from June 2002, our 50 percent owned equity investee St. Helen Holding II B.V. are accounted for on the equity method.

     The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards
     (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (June 30, 2002 - R$ 2.8444: US$ 1.00; March 31, 2002 - R$ 2.3236: US$ 1.00; December 31, 2001 - R$ 2.3204: US$ 1.00),
     and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (June 30, 2002 - R$ 2.5029:
     US$ 1.00; March 31, 2002 -R$ 2.3836: US$ 1.00; March 31, 2001 - R$ 2.0178:
     US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)  Revenues and expenses

     We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 7, and US$ 7 in the three months ended June 30, 2002 and 2001, respectively, and US$ 14 and US$ 15 in the six months ended June 30, 2002 and 2001, respectively.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

(c)  Recoverability of our long-lived assets

     We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 142 "Goodwill and Other Intangible Assets" and SFAS 144 "Accounting for the Impairment of Long-Lived Assets".

(d)  Derivative financial instruments

     As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments.

     As a result of adoption of SFAS 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the consolidated statement of income for the six months ended June 30, 2001.

(e)  New US GAAP accounting pronouncement

     The Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations", which will be effective for fiscal years beginning after June 15, 2002 addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect any significant adjustments upon adoption of SFAS.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

(f)  Reclassifications

     Certain reclassifications have been made on the information as of and for the year ended December 31, 2001 and the six-month period ended June 30, 2001, in order to make it consistent with the presentation of the information as of and for the six-month period ended June 30, 2002. There was no effect on net income and comprehensive income for 2001 as a result of the reclassifications.


3    Inventories

                                                      June 30,     December 31,
                                                          2002             2001
                                                 -------------    -------------
                                                    (Unaudited)

Finished products                                           23               21
Work in process                                              6                5
Raw materials and supplies                                  25               30
Imports in transit and other                                 1                4
                                                 -------------    -------------

                                                            55               60
                                                 =============    =============


4    Property, Plant and Equipment

                                                      June 30,     December 31,
                                                          2002             2001
                                                 -------------    -------------
                                                    (Unaudited)

Land                                                        38               44
Buildings                                                   77               97
Machinery, equipment and installations                     711              766
Forests                                                    138              210
Other                                                       69               62
Construction in process                                    211              229
                                                 -------------    -------------
                                                         1,244            1,408

Accumulated depreciation and depletion                    (226)            (308)
                                                 -------------    -------------

                                                         1,018            1,100
                                                 =============    =============

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

5    Income Taxes

     Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2002 and 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

                                                      June 30,     December 31,
                                                          2002             2001
                                                 -------------    -------------
                                                    (Unaudited)

Deferred tax assets
    Tax loss carryforwards                                  14
     Provision                                               3
    Preoperating costs capitalized for
     tax and other                                                            2
    Other                                                    1                1
                                                 -------------    -------------
    Total deferred tax assets                               18                3

Deferred tax liabilities
    Foreign currency and interest swap contracts           (25)              (3)
    Property, plant and equipment                          (25)             (31)
                                                 -------------    -------------

                                                           (50)             (34)
                                                 -------------    -------------

Net deferred tax liabilities                               (32)             (31)
                                                 =============    =============


6    Short-term Debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

7    Long-term Debt

                                                        Interest rate at             June 30,       December 31,
                                                        June 30, 2002 - %                2002               2001
                                                        -----------------     ---------------      -------------
                                                                                   (Unaudited)

     In U.S. dollars
       Syndicated bank Loan                             LIBOR + 2                         382               353
       Export credits (Pre-Payment)                     LIBOR + 1.4                       151               151
       Export credits (ACC)                             LIBOR + 4.5                       133               145
       Import credits                                   LIBOR+ 1,0                         28                18
       International Finance Corporation - IFC          LIBOR + 2.1                                           1
     Related Party
       Voto loan                                        8.5                               200               200
       Votorantrade N.V. loan                           4.9                                                  11

     In reais
     Banco Nacional de Desenvolvimento Economico
         e Social - BNDES                               TJLP + 3.0                        124                94
                                                                              ---------------     -------------
                                                                                        1,018               973

     Less: current portion                                                               (177)             (389)
                                                                              ---------------     -------------

     Long-term portion                                                                    841               584
                                                                              ===============     =============

     Note: LIBOR = London Interbank Offered Rate. At June 30, 2002, the Libor rate was 3,03% per annum. TJLP = "Taxa de Juros de Longo Prazo", a long-term interest rate reset quarterly by the Brazilian Central Bank. At June 30, 2002, the TJLP rate was 9,5% per annum.

     In October 2001,our wholly-owned subsidiary VCP Exportadora e Participacoes S.A. through its wholly-owned subidiary Newark Financial Inc, received a bridge financing for US$370 million to finance the acquisition of our stake in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (US$304 million by VCP Trading and US$76 million by VCP North America)as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

     As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others:

     o    limitations on our ability to incur debt;
     o    limitations on the existence of liens on our properties;
     o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and
     o    maintenance of certain financial ratios.

     "As per the indenture of the Eurobond, issued by Voto on June 1997, our 50 percent affiliated company St. Helen Holding II B.V., located in Curacao, exerted its call option and purchased the US$ 400 million bond". Funds used for the acquisition of these bonds were raised through a bank syndicated loan, maturing in 2005.


8    Related Parties

     Balances and transactions with related parties are as follows:

                                             Nature and business purpose                             December
                                             of transactions                   June 30, 2002         31, 2001
                                             -------------------------------- ---------------  ---------------
                                                                                 (Unaudited)
Cash, cash equivalents and held-to-          Surplus cash funds invested
    maturity investments                     with Group Financial
      Votorantim Group company               institution
       Banco Votorantim S.A.                                                             378              406

Trade accounts receivable                    Sales to trading company
    Votorantim Group company
      Votorantrade N.V.                                                                   66               69

Unrealized gains from foreign currency       Arising from swap contract
    and interest rate swaps                  transactions in which the
      Votorantim Group company               Group financial institution
       Banco Votorantim S.A.                 acts as counter-party                        58               41

Long-term loans from related parties         Loans from related parties
    Votorantim Group company
      Voto-Votorantim Overseas Trading
       Operations N.V.                                                                   200              200
       Votorantrade N.V.                                                                                   11
    Parent of a significant shareholder
      outside Votorantim Group
      Banco Nacional de Desenvolvimento
       Economico e Social - BNDES                                                        125               94

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

9    Financial Instruments and Derivatives

     The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At June 30, 2002 and December 31, 2001 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 253 and US$ 253, respectively, and their fair values were US$ 81 and US$ 32, respectively.

     The carrying amounts and fair values of our financial instruments were as follows:

                                                                June 30, 2002              December 31, 2001
                                             --------------------------------- ------------------------------
                                                                   (Unaudited)

                                                   Carrying              Fair       Carrying            Fair
                                                     amount             value         amount           value
                                             --------------- ----------------- --------------  --------------
Cash and cash equivalents                               110               110            172             173
Held-to-maturity investments                            376               376            364             368
Unrealized gains from foreign
    currency and interest rate swaps                     71                71             41              41
Short-term debt                                          89                89             69              69
Long-term debt                                        1,018             1,017            973             972

10   Segment Information

                                                                             Three-month period ended June 30
                                               ---------------------------------------------------------------
                                                                                                   (Unaudited)

                                                                        2002                             2001
                                               ------------------------------  -------------------------------

                                                        Pulp           Paper           Pulp             Paper
                                               --------------  --------------  -------------   ---------------

Revenues from external customers                          28             128             34               130
Intersegment revenues                                     43                             44
Segment profit                                            21              22             32                24

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

                                                                               Six-month period ended June 30
                                                 -------------------------------------------------------------
                                                                                                   (Unaudited)

                                                                         2002                            2001
                                                 -----------------------------   -----------------------------

                                                         Pulp           Paper            Pulp           Paper
                                                 -------------   -------------   -------------   -------------
Revenues from external customers                           61             248              82             262
Intersegment revenues                                      87                             101
Segment profit                                             43              42              84              38

     At June 30, 2002 pulp and paper segment assets had decreased by US$ 54 and US$ 25, respectively, from amounts reported at December 31, 2001. During the first half year the acquisitions of property, plant and equipment were US$ 168 pulp and US$ 16 paper.

     A reconciliation of combined operating profit for our Pulp and Paper segments to USGAAP consolidated income before income tax and cumulative effect of accounting change is as follows:

                                                          Three-month period                Six-month period
                                                               ended June 30                   ended June 30
                                               -----------------------------  ------------------------------
                                                                  (Unaudited)                     (Unaudited)

                                                         2002           2001            2002            2001
                                               --------------  -------------  --------------   -------------
Total operating profit for reportable
    segments                                               43             56              85             122
Financial income                                           21             18              43              37
Financial expenses                                        (19)           (11)            (32)            (22)
Foreign exchange losses, net                               (4)             4               2             (11)
                                               --------------  -------------  --------------   -------------

Income before income tax and
    cumulative effect of accounting
    change and equity in affiliates                        41             67              98             126
                                               ==============  =============  ==============   =============

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

11   Comprehensive Income (Loss)

     Total comprehensive income (loss) is comprised of:

                                                          Three-month period                Six-month period
                                                               ended June 30                   ended June 30
                                               -----------------------------  ------------------------------
                                                                  (Unaudited)                     (Unaudited)

                                                         2002           2001            2002            2001
                                               --------------  -------------  --------------   -------------
Net income                                                 36             52             80              107
Translation adjustments                                  (217)           (70)          (217)            (182)
                                               --------------  -------------  --------------   -------------

Comprehensive income (loss)                              (181)           (18)          (137)             (75)
                                               --------------  -------------  --------------   -------------

     Translation adjustments resulted from the devaluation of the real in relation to the U.S. dollar.


12   Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets - other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                                          June 30, 2002                     December 31, 2001
                                   ------------------------------------    ----------------------------------
                                                             (Unaudited)
Type of proceeding                         Deposits          Provisions           Deposits         Provisions
                                   ----------------   -----------------    ---------------    ---------------
Tax-related                                       2                   4                  2                  4
Civil-related                                                         4                                     4
Labor-related                                     2                   4                  2                  4
                                   ----------------   -----------------    ---------------    ---------------

                                                  4                  12                  4                 12
                                   ================   =================    ===============    ===============

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are approximately US$30 per year.



                                      * * *